HARD CREEK NICKEL CORPORATION

Annual Information Form

March 27, 2009

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Forward Looking Statements

This annual information form contains forward-looking statements. Forward-looking statements are statements which relate to future events or the Company's future performance, including its future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", or "potential" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks enumerated in the section entitled "Risk Factors" commencing on page 4 of this annual information form, that may cause the Company's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect the Company's current judgment regarding the direction of its business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested in this annual information form. Except as required by applicable securities law, the Company does not intend to update any of the forward-looking statements contained in this annual information form to conform these statements to actual results.

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CORPORATE STRUCTURE

Name, Address and Incorporation

The head office of the Company is located at:

Hard Creek Nickel Corporation
Suite 1060, 1090 West Georgia Street
Vancouver, BC Canada V6E 3V7

The registered office of the Company is located at:

Clark Wilson LLP
Barristers and Solicitors
800 - 885 West Georgia Street
Vancouver, BC V6C 3H1

On March 15, 2004, we changed our name to Bren-Mar Minerals Ltd. On November 22, 2000, we changed our name to Canadian Metals Exploration Ltd. On June 25, 2004, we changed our name to Hard Creek Nickel Corporation. We were incorporated under the Company Act (British Columbia) on January 17, 1983 under the name Bren-Mar Resources Ltd. We transitioned to the Business Corporations Act (British Columbia) and adopted new Articles of Incorporation on June 25, 2004.

Inter-corporate Relationships

Hard Creek Nickel Corporation owns 100% of all common and voting shares of its subsidiary, Canadian Metals Exploration Ltd.

Canadian Metals Exploration Ltd. was incorporated on July 14, 2004 under the Canada Business Corporations Act. It is extra-provincially registered in British Columbia and Manitoba.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

For the three most recently completed fiscal years, the Company has been engaged in natural resource exploration and development, primarily in British Columbia with a focus on exploration for nickel deposits. The Company does not presently engage in mineral resource production. Since 1996, the Company has focused on its primary resource property, the Turnagain property (the "Turnagain Property") in the Liard Mining Division of northern British Columbia. As of December 31, 2008 the Company held 100% interest in 76 claims totaling approximately 34,647 hectares. One of the Turnagain Property claims is subject to a 4% net smelter royalty (NSR). The Company has the option to purchase all or part of the NSR at any time within four years of commencement of commercial production for a price of $1,000,000 per 1% NSR. The Company also owns five very early stage mineral properties in central and northern British Columbia; Lunar, Lime 1, Lime 2, Dease Lime and Bobner. Both the Conuma and Nootka properties previously held by the Company were dropped in late 2008.

The Lunar property was acquired in March 2006 by on-line staking. It originally consisted of approximately 4,489 hectares and is located approximately 130 km southeast of the Turnagain Property. Prospecting and sampling on the Lunar property in 2006 did not indicate potential for significant platinum and palladium mineralization and the claim block was reduced in size. It presently consists of five contiguous claims covering 1,978 hectares. No work on the Lunar property was completed in 2007 or 2008. The Company anticipates that the claims will be allowed to lapse in the first quarter of 2009.

The Lime 1 and Lime 2 properties were acquired in May 2006 by on-line staking. They consist of four claim units covering approximately 1,133 hectares and are located approximately 15 km and 35 km west of the Turnagain Property. No work was done on the claims in either 2006 or 2007; cash was paid in lieu to hold the claims. During 2008, the Company performed some surface sampling and analytical work; an assessment report is anticipated to be completed for spring 2009.

The Conuma property was acquired in July 2006 by on-line staking. It consists of approximately 8,495 hectares and is located on the west side of Vancouver Island approximately 130 km west of Campbell River, B.C. No work was carried out in 2006 or 2007; claim coverage was downsized and cash was paid in lieu to hold the property in good standing. During 2008, the Company performed some surface sampling and analytical work, results of this work showed no significant mineralization and the Company allowed the claims to lapse in November 2008.

The Bobner Creek property was acquired on October 11, 2006 by legal action and consists of six contiguous claim units. It is located approximately 8 km west of the Turnagain Property. No work was been completed on the property in 2006 or 2007. Some prospecting work was conducted on the Bobner Creek property in 2008. The Company anticipates filing assessment work for these claims to keep them in good standing. An additional area of 305 hectares contiguous to the existing claim area was added by map staking in August 2008.

The Nootka property was acquired in April 2007 by on-line staking. It is located 28 km south of the Conuma property. During 2008, the Company performed some surface sampling and analytical work, results of this work showed no significant mineralization and the Company allowed the claims to lapse in November 2008.

The Dease Lime claim was acquired in August 2008 by on-line staking. It is located 47 km west of the Turnagain Property. The claims consisting of 3 claim units covering 780 hectares. Assessment work is anticipated to be completed on this property in 2009.

On September 19, 2008, the Company's common shares were voluntarily delisted from the TSX Venture Exchange and were listed and posted for trading on the Toronto Stock Exchange ("TSE").

In January 2009, the Company contacted Norilsk Process Technology Pty. Ltd. to determine the viability of the use of Activox® technology as the hydrometallurgical process to extract nickel and cobalt from the Turnagain deposit concentrate.

The Company does not offer any products or services at this point. The Company does not anticipate any changes to its business during the current financial year.

DESCRIPTION OF THE BUSINESS

General

The Company determines its reportable segments based on the structure of its operations, which are focused on one principal business segment - the exploration and development of natural resource properties.

Production and Services

The Company is considering the use of Activox® technology as the hydrometallurgical process proposed to be used to extract nickel and cobalt from the Turnagain deposit.

Specialized Skill and Knowledge

Much of the necessary specialized skills and knowledge required by the Company as a mineral exploration and development company are available from the management team and board of directors of the Company. To the extent additional specialized skills and knowledge are required, the Company retains outside consultants.

Cycles

The Company's business is cyclical as it is largely dependent on nickel demand cycles and the price volatility associated with such demands. As the Company is an exploration and development stage company, it is not affected by changes in nickel demand and prices to the extent that companies which produce nickel are affected by such changes.

Competitive Conditions

The Company faces intense competition in the mineral exploration and exploitation industry. The Company actively competes for, among other things, new mineral resource property acquisitions, exploitation leases, licenses and concessions, skilled industry personnel and financing with a substantial number of other exploration companies, many of which have significantly greater resources. The Company's competitors include large established mining companies, major natural resource exploration and development companies and numerous other independent exploration and development companies and individual producers and operators. Many of these competitors have substantial capabilities and greater financial, technical and personnel resources available to them than the Company.

Environmental Protection

The current and future operations of the Company, including development activities on its properties, are subject to laws and regulations and best practice principles governing exploration, development, waste disposal, protection and remediation of the natural environment, hazardous substances and other matters. Compliance with such laws and regulations can delay and increase the costs of planning, designing, drilling and developing the Company's properties.

The Company applies industry standard methods to protect the environment at its projects, employing technically proven and responsible measures throughout the exploration and development process. Current costs associated with compliance are considered normal. As the Company's projects are not at the production stage, the financial and operational effects of environmental requirements on capital expenditures, earnings and competitive position are not currently significant.

Employees

As at the end of the most recently completed financial year, the Company had nine full-time employees and one part-time employee at its head office in Vancouver, BC and no full-time employees and five part-time employees at its Turnagain campsite. As operations require, the Company also retains geologists, engineers and other consultants.

Social or Environmental Policies

The Company has not implemented social or environmental policies. In October 2008, the Company signed a cornerstone agreement with the Kaska Dena (the "Kaska Dena Agreement"). It is anticipated that this agreement will serve as the foundation of the development of the Turnagain project. The Kaska Dena Agreement contains provisions regarding environmental protection, economic opportunities and benefits, education and training and provides for the negotiation of a socio-economic participation agreement to be completed as part of the feasibility process for the Turnagain project.

Risk Factors

The Company faces various risk factors and uncertainties. These are described below.

Exploration, Development and Production Risks

Mineral resource exploration involves a high degree of risk. There is no assurance that expenditures made on exploration by the Company will result in new discoveries of mineral deposits in commercial quantities. It is difficult to project the costs of implementing any exploratory drilling programs due to the inherent uncertainties associated with drilling in unknown formations. The long-term commercial success of the Company as a mineral exploration and development company depends largely on its ability to find, acquire, develop and commercially produce mineral reserves. No assurance can be given that the Company will be able to locate satisfactory properties for acquisition or participation, that the Company will be able to obtain financing for further exploration and development, or that the Company will find any mineral reserves on its properties.

Revenue Generation

The Company has no revenues from operations and limited ongoing mining operations. This raises substantial doubt about the Company's ability to continue as a going concern and does not provide a meaningful basis for an evaluation of the Company's prospects. If the Company is unable to generate revenue from its business, it may be forced to delay, scale back, or cease its exploration activities. This could result in the Company not being able to continue to explore its properties or operate its business and there is a substantial risk the Company's business could fail, causing investors to lose all of their investment in the Company.

As the Company has not generated any revenues from its mineral properties, and it is unlikely that any such revenues would be generated until the Company's mineral properties are fully developed and in commercial production (which may never happen), the Company may need to obtain debt or equity financing. The Company has no assurance that additional debt or equity financing will be available to it, or available on terms acceptable to the Company. Failure to obtain such additional financing could result in a delay or postponement of further exploration and development of the Company's projects with the possible loss of such properties, potentially causing investors to lose all or a portion of their investment.

Substantial Capital and Funding Requirements and Liquidity

The Company anticipates substantial future capital expenditures for the acquisition, exploration and development of mineral properties. The Company may not be able to secure the required capital to undertake or complete future exploration programs or property acquisitions. There can be no assurance that debt or equity financing will be available or sufficient to meet the Company's capital requirements or to fund its ongoing activities at all times, which could have a potential material adverse effect on the Company's financial condition, results of operations and prospects. The Company may have to compete for financing with other junior and senior mineral resource companies and may be unable to acquire financing on terms it considers acceptable. Failure to obtain required financing on a timely basis could cause the Company to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations.

The Company may choose to sell additional securities in its capital stock to finance proposed operations. If this occurs, existing shareholders will experience a dilution of their equity interest in the Company.

Discovery of commercially exploitable mineral reserves

The probability of any of the Company's properties or any individual prospect ever having a commercially exploitable mineral reserve is remote. The chance of the Company ever reaching the development stage is remote. The search for valuable minerals as a business is extremely risky. Additional exploration on the Company's properties may not establish that commercially exploitable reserves of minerals exist on the properties. Additional potential problems, most of which are beyond the Company's control, that may prevent the Company from discovering any reserves of minerals on its properties include, but are not limited to, unanticipated problems relating to exploration and additional costs and expenses that may exceed current estimates. Any of these factors could increase costs and make extraction of any identified mineral resource unprofitable. If the Company is unable to establish the presence of commercially exploitable reserves of minerals on its properties, its ability to fund future exploration activities may be impeded, and it may not be able to operate profitably and investors may lose all or part of their investment in the Company.

Competition

The Company's competition includes large established mining companies with substantial capabilities and with greater financial and technical resources than those of the Company. The Company may have to compete for financing with such established larger companies, and it may be unable to acquire financing, or unable to acquire financing on terms it considers acceptable. The Company's competition could adversely affect its ability to acquire suitable prospects for exploration in the future. The Company may also have to compete with other mining companies in the recruitment and retention of qualified managerial and technical personnel. If the Company is unable to successfully compete for financing, mineral properties or qualified personnel, it may have to cease or curtail operations. If the Company is unable to successfully compete for the acquisition of suitable prospects or interests for exploration in the future, it may not acquire any interests in additional mineral properties and have no further chance of discovering minerals. The occurrence of any of these things could result in the Company ceasing or curtailing operations and investors could lose all or part of their investment.

Liability and Damages

The Company may be subject to liability as a result of its involvement in mineral resource exploration and development, and as a result of its daily operations. There are inherent dangers involved in mineral exploration and exploitation. The Company has not obtained insurance to address such risks.

If an event occurs which exposes the Company to significant liability and the Company becomes liable to pay for any damages resulting from the conduct of its business, it could face material adverse effects on its financial position, results of operations or prospects. The Company could potentially have to reduce or cease operations and investors could lose all or a portion of their investment in the Company.

Environmental Risks and Permits and Licenses

All phases of the mineral resource business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of domestic and international laws. Compliance with applicable environmental legislation may require significant expenditures and a breach of such legislation may result in the imposition of fines and penalties, some of which may be material. The Company may also incur remediation costs for environmental damage. The trend in environmental legislation is toward the application of stricter standards and enforcement, and larger fines and liability, resulting in potentially increased capital expenditures and operating costs to the Company. No assurance can be given that the application of or amendment to environmental laws will not result in a curtailment of exploration or development or a material increase in the cost of development or exploration activities or otherwise adversely affect the Company's financial condition, results of operations or prospects. Environmental fines or liability could cause the Company to incur expenses, reducing the funds it has available for its exploration programs and potentially causing the Company to curtail or cease operations.

The Company's operations may require it to pay bonds and obtain permits and licenses, including environmental permits and licenses, from various governmental and regulatory authorities. For example, prior to conducting exploration in British Columbia, the Company is required to obtain a Work Permit from the Ministry of Energy, Mines and Petroleum Resources. Where significant surface disturbance through road building and drill site preparation is planned, the Ministry requires a Reclamation Bond to cover the estimated reclamation costs if the Company fails to complete the reclamation. The cost of compliance with governmental regulations, permits and bond requirements has the potential to reduce the profitability of operations by curtailing the Company's exploration activities. There can be no assurance that the Company will be able to pay such bonds or obtain all necessary permits and licenses for its projects. If it cannot obtain the permits or pay the bonds that it requires in the future, then the Company may have to cease certain exploration activities. Ceasing such exploration activities could reduce the Company's chance of discovering mineral resources on its properties.

The Company may become subject to liability for various environmental hazards, for example pollution, cave-ins and other hazards against which the Company cannot insure or against which the Company may elect not to insure. The Company currently does not have any coverage to insure against such hazards. The payment of such liabilities may have a material adverse effect on the Company's financial position, causing it to reduce or cease operations and investors could lose all or a part of their investment in the Company.

If the Company were to become subject to an environmental liability on any of its properties, it may have to pay substantial amounts in compensation and other fees. This would reduce the amount of money the Company has available to spend on exploration and could cause the Company to cease or curtail operations. The Company's potential exposure to liability for environmental damage is very high and it has no reserves established to pay for such liability in the event it arises.

Property Defects

The Company's properties may be subject to, among other things, prior unregistered agreements, native land claims or transfers which have not been recorded or detected through title research or which have been asserted since the date the research was completed. This could have a material adverse effect on the Company's interests in these properties.

Limitation of liability for directors and officers

The Company's Articles of Incorporation contain provisions limiting the liability of its officers and directors for their acts, receipts, neglects or defaults and for any other loss, damage or expense incurred by the Company which may happen in the execution of the duties of such officers or directors, unless the officers or directors did not act honestly and in good faith with a view to the best interests of the Company. Such limitations on liability may reduce the likelihood of derivative litigation against the officers and directors and may discourage or deter the Company's shareholders from suing the officers and directors based upon breaches of their duties to the Company, though such an action, if successful, might otherwise benefit the Company and its shareholders.

Risks relating to an investment in the Company's common shares

The Company's common shares are currently listed on the TSE under the symbol 'HNC'. The trading price of the Company's common shares has been and may continue to be subject to wide fluctuations. Trading prices of the Company's common shares may fluctuate in response to a number of factors, many of which are beyond the Company's control. In addition, the stock market in general, and the market for base metal exploration companies, including companies exploring for nickel in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. These broad market and industry factors may adversely affect the market price of the Company's common shares, regardless of its operating performance. Persons investing in the Company's common shares could lose some or all of their investment.

The Company is currently without a source of revenue and may be required to issue additional securities, including common shares, to finance its operations and, depending on the outcome of its exploration programs, the Company may issue additional securities to finance additional exploration programs of any or all of its projects or to acquire additional properties. If the Company is required to issue additional shares to raise financing, shareholders' interests in the Company may be diluted and shareholders may suffer dilution in their net book value per share depending on the price at which such securities are sold.

The Company has not declared or paid any dividends on its common shares since inception, and it does not anticipate paying any such dividends for the foreseeable future. Therefore, investors may only realize a return on their investment if the price of the Company's common shares increases. There are no guarantees that the price of the Company's common shares will increase, and investors may never realize a return on their investment in the Company.

Reliance on Key Personnel

The Company's success is largely dependent upon the performance of its management and key employees or contractors. The Company is dependent on its ability to hire and retain highly skilled and qualified personnel, for which it competes with numerous industry players. The Company does not have any "key man" insurance policies, so there is a risk that the death or departure of any member of management or any key employee or contractor could have a material adverse effect on the Company.

Availability of Drilling Equipment and Access Restrictions

The Company's exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment and facilities to the Company and may delay exploration and development activities.

Changes to Government Regulations and Laws

Mineral operations are subject to government regulations which could have the effect of preventing the Company from exploiting any possible mineral reserves on its properties. If this occurs, the Company may have to cease operations and investors could lose all or a portion of their investment in the Company.

Exploration activities are subject to national and local laws and regulations governing prospects, taxes, labor standards, occupational health, land use, environmental protection, mine safety and others which may in the future have a substantial adverse impact on the Company's prospects. In order to comply with applicable laws, the Company may be required to make capital expenditures until a particular problem is remedied. Existing and possible future environmental legislation, regulation and action could cause additional expense, capital expenditure, restriction and delay in the activities of the Company, the extent of which cannot be reasonably predicted.

Mineral Projects

The Company holds six mineral properties in central and northern British Columbia: Turnagain, Lunar, Lime 1, Lime 2, Dease Lime and Bobner. The Turnagain Property is the Company's most significant property, and is discussed below.

Please refer to the technical report titled "Hard Creek Nickel Corporation Turnagain Nickel Project, British Columbia, NI 43-101 Technical Report on Preliminary Assessment" prepared by Greg Kulla, P. Geo., Gerrit Vos, P. Eng. and Ignacy Lipiec, P. Eng. of AMEC Americas Limited (the "Turnagain Report") for a further description of the Turnagain Property, including location, accessibility, climate, local resources, infrastructure, physiography, history, geological setting, exploration, mineralization, drilling, sampling and analysis and security of samples. A copy of this report is available for inspection during normal business hours at the head office of the Company and the report can also be viewed on SEDAR at www.sedar.com.

For the purposes of the disclosure required under Section 5.4 of Form 51-102F2 Annual Information Form, the summary from the Turnagain Report dated September 25, 2007 is reproduced as Appendix A to this annual information form and the Company incorporates by reference into this annual information form the disclosure contained in the Turnagain Report.

Unless otherwise noted, the technical information contained in this annual information form relating to the Turnagain Property subsequent to the effective date of the Turnagain Technical Report has been prepared and / or reviewed by Neil Froc, P. Eng., Executive Vice-President of the Company and a Qualified Person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects("NI 43-101").

Update on Project Description and Location of the Turnagain Project

The Turnagain Property consists of 57 neighboring mineral claims situated in the Liard Mining Division of northern British Columbia, 70 km east of Dease Lake and 1350 km north-northwest of Vancouver. The mineral claims collectively cover an area of 30,300 hectares. The Turnagain Property is situated in the Stikine Ranges of the Cassiar Mountains. Elevations range from about 1,000 meters above sea level along the Turnagain River, in the central claim area, to 2,200 meters at an unnamed summit in the north central property area. The Turnagain Property straddles the Turnagain River near where it joins Hard Creek. The Company owns a 100% interest in all of these mineral claims subject to a 4% net smelter royalty on possible future production on one mineral claim (Tenure No. 511330) subject to a buyout clause of $4 million. The following table summarizes the claim name, size, and expiry date for the 57 claims in the Turnagain Property as of December 31, 2008.

The following table shows details regarding the claims comprising the Turnagain Property:

Tenure Number	Claim Name	Area (ha)	Issue Date	Expiry Date
Legacy Mineral Claim
407627	PUP 4	500.0	2004/Jan/01	2019/Jan/01
On-Line Cell Mineral Claims
501131	Drift 1	422.0	2005/Jan/12	2019/Jan/12
501168	Drift 2	421.8	2005/Jan/12	2019/Jan/12
501234	Drift 3	421.7	2005/Jan/12	2019/Jan/12
501298	Drift 4	421.8	2005/Jan/12	2019/Jan/12
508218	Dinah 1	407.2	2005/Mar/03	2019/Mar/03
508219	Dinah 2	407.1	2005/Mar/03	2019/Mar/03
508221	Dinah 3	406.9	2005/Mar/03	2019/Mar/03
508222	Dinah 4	406.7	2005/Mar/03	2019/Mar/03
508223	Dinah 5	407.1	2005/Mar/03	2019/Mar/03
508225	Dinah 6	407.1	2005/Mar/03	2019/Mar/03
508226	Dinah 7	254.6	2005/Mar/03	2019/Mar/03
508227	Dinah 8	407.3	2005/Mar/03	2019/Mar/03
508228	Dinah 9	135.5	2005/Mar/03	2019/Mar/03
508229	Dinah 10	203.4	2005/Mar/03	2019/Mar/03
528780	T1	67.7	2006/Feb/23	2019/Feb/23
528781	T2	203.3	2006/Feb/23	2019/Feb/23
528782	T3	152.6	2006/Feb/23	2019/Feb/23
528784	T4	288.3	2006/Feb/23	2019/Feb/23
528787	T5	169.6	2006/Feb/23	2019/Feb/23
528788	T6	270.2	2006/Feb/23	2019/Feb/23
528789	T7	422.5	2006/Feb/23	2019/Feb/23
528790	T8	253.6	2006/Feb/23	2019/Feb/23
Converted Legacy to On-Line Cell Mineral Claims (April 2005 and November 2007)
503365	Hard 2	793.3	2005/Jan/14	2019/Feb/18
510889	Flat 10, 13, 15	1627.9	2005/Apr/18	2019/Apr/07
510892	Flat 2, 6	1219.3	2005/Apr/18	2019/Apr/07
510910	Flat 9, 12, 14	1424.3	2005/Apr/18	2019/Apr/07
510911	Flat 1, 5	1066.9	2005/Apr/18	2019/Apr/07
510912	Flat 8, 11	779.9	2005/Apr/18	2019/Apr/07
511214	Hard 4, 6	979.9	2005/Apr/20	2019/Feb/18
511226	Hill 1, 2	1216.1	2005/Apr/20	2019/Feb/18
511227	Hill 3	506.7	2005/Apr/20	2019/Feb/17
511230	Hill 4, 5	760.5	2005/Apr/20	2019/Feb/17
511234	Hill 6	185.9	2005/Apr/20	2019/Feb/16
511244	Hard 5, 7	489.9	2005/Apr/20	2019/Feb/18
511251	Hard 8	473.4	2005/Apr/20	2019/Feb/17
511257	Hill 9, 10	1014.4	2005/Apr/20	2019/Feb/17
511279	Hard 9, 10	896.7	2005/Apr/20	2019/Feb/17
511304	Hill 7, 8	1149.7	2005/Apr/21	2019/Feb/17

511305	Hound 3	271.0	2005/Apr/21	2019/Sep/27
511306	Turn 2, Flat 7	881.2	2005/Apr/21	2019/Feb/19
511329	Hound 1, 2	1015.4	2005/Apr/21	2019/Sep/27
511330	Cub	592.6	2005/Apr/21	2018/Dec/01
511337	Cub 10, 18, Pup 1	1065.8	2005/Apr/21	2018/Dec/01
511340	Cub 17	253.9	2005/Apr/21	2018/Dec/01
511344	Turn 1, Bear 2	271.0	2005/Apr/21	2019/Feb/19
511347	Flat 3, 4	474.3	2005/Apr/21	2019/Apr/07
511348	Cub 2	389.4	2005/Apr/21	2018/Dec/01
511586	Pup 2	236.9	2005/Apr/25	2019/Jan/01
511593	Pup 3	101.5	2005/Apr/25	2019/Jan/01
511627	Cub 11	592.1	2005/Apr/25	2018/Dec/01
511628	Hard 1	709.0	2005/Apr/25	2019/Feb/18
511629	Hard 3	472.9	2005/Apr/25	2019/Feb/18
570454	Bear 1	456.8	2007/Nov/22	2019/May/26
570455	Bear 19, Bear 21 to 28	237.0	2007/Nov/22	2019/May/26
570456	Bear 3 to 18	220.2	2007/Nov/22	2019/May/26
570457	Bear 20	16.9	2007/Nov/22	2019/May/26

Update on Mineral Resource Estimates of the Turnagain Project

Greg Kulla, P. Geo and Dr. Guillermo Pareja of AMEC prepared an updated resource estimate on the Turnagain Property in June 2008. The updated resource estimate was an update from the resource estimate provided in the Turnagain Report. The updated resource estimate was disclosed in the Company's news release dated June 17, 2008, which news release is incorporated by reference into this annual information form, and did not represent a material change with respect to the affairs of the Company.

The table below is extracted from the June 17, 2008 news release and presents the estimate of the resource of the Turnagain Nickel deposit using a 0.10% NiS cut-off, as of May 31, 2008, of 576 million tonnes of Measured and Indicated resources at 0.162% NiS and an additional 545 million tonnes of Inferred resources at 0.154% NiS. A total of 66,393 meters (217,825 feet) of diamond drilling in 257 drill holes were used in interpolating grade in the resource area.

Mineral Resource Estimate Table

Cut-off Grade at 0.10% NiS *	Tonnage (thousands)	% NiS	% total Ni	% Co
Measured	86,461	0.179	0.240	0.011
Indicated	490,091	0.159	0.215	0.010
Measured + Indicated	576,552	0.162	0.219	0.010
Inferred	545,051	0.154	0.204	0.011

*Note: "% NiS" refers to nickel percent that is present in sulphides.

The mineral resources of the Turnagain deposit were classified in accordance with the CIM Definition Standards on Mineral Resources (the "CIM Definitions") referred to in NI 43-101 which have a reasonable expectation of economic extraction. The mineralization satisfies criteria to be classified into "Measured", "Indicated" and "Inferred" mineral resource categories, as defined in the CIM Definitions.

There are no known mineral reserves and mine workings, existing tailing ponds or waste deposits on the Turnagain Property.

The Company holds a work approval permit with the British Columbia Ministry of Energy, Mines and Petroleum Resources to carry out exploration on the Turnagain Property (Mine File #0100439, Permit # MX-1-505). The Company also has a Reclamation Bond for the property of $187,000.

Exploration and Development

The Company has no exploration planned for the 2009 field season. It is anticipated that baseline environmental data will be collected as normal from the site throughout 2009. The focus of development work moving forward in the short term will be on metallurgy.

Jim Gulyas, P.Eng. of AMEC was contracted in November 2008 to provide an overview of the hydrometallurgical plant options available to the Company to extract nickel and cobalt from the Turnagain concentrate. As a result of the overview, the Company entered into an agreement in January 2009 with Norilsk Processing Technology Pty. Ltd. to determine the viability of the Activox® Process on Turnagain concentrate. This work is planned to proceed in the second quarter of 2009.

Locked cycle and open cycle testwork of the Phase I Test Program at G&T Laboratories in Kamloops, B.C. has been completed. The optimum scoping test conditions for the Turnagain mineralization have been determined.

The objective of the present Phase II testwork at G&T Laboratories is to develop a plant design using conventional grinding and flotation technology with reduction of nickel recovery losses in the cleaner circuit aimed at producing a concentrate for feed into the future hydrometallurgical plant. It is anticipated that such work will also define the reagent scheme and nickel flotation kinetics for future pilot plant testing and plant design. This work is anticipated to be completed in the second quarter of 2009.

DIVIDENDS

The Company has not declared or paid any cash dividends or distributions on any of its securities in each of the three most recently completed financial years. There are no restrictions which could prevent the Company from paying dividends or distributions. It is not anticipated that the Company will pay any dividends on its common shares in the foreseeable future. The actual timing, payment and amount of dividends, if any, will be determined by the board of directors of the Company from time to time based upon, among other things, the earnings, results of operations and financial condition of the Company, the need for funds to finance ongoing operations and such other business considerations as the board of directors considers relevant. The Company does not presently intend to make any changes to its dividend or distribution policy.

DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

The Company's original authorized capital was 50,000,000 common shares without par value. On March 15, 2000, the Company underwent a share consolidation of one post-consolidation common share for five pre-consolidation common shares. The Company's post-consolidation authorized capital was 50,000,000 common shares without par value. On June 25, 2004, the Company changed its authorized capital to an unlimited number of common shares and an unlimited number of Class A preferred shares without par value. As of the date of this annual information form, the Company has 60,370,592 common shares issued and outstanding. The Company does not have any issued and outstanding Class A Preference Shares.

The holders of common shares are entitled to vote at all meetings of shareholders of the Company, to receive dividends if, as and when declared by the directors and to participate rateably in any distribution of property or assets upon the liquidation, winding-up or other dissolution of the Company. The common shares carry no conversion or exchange rights, and no redemption or retraction provisions.

MARKET FOR SECURITIES

Trading Price and Volume

From the commencement of the most recently completed financial year to September 19, 2008, the Company's common shares were listed and traded on the TSX Venture Exchange. From September 19, 2008 to the end of the most recently completed financial year, the Company's common shares were listed and traded on the TSE under the trading symbol "HNC".

The tables below shows the high, low and closing price for each month and the total number of shares traded for each month.

Trading Price and Volumes on TSX Venture Exchange

Month	High	Low	Close	Avg. Daily Volume
January 2008	$1.06	$.60	$.70	52,900
February 2008	$.95	$.61	$.85	36,700
March 2008	$.87	$.60	$.63	46,000
April 2008	$.75	$.59	$.62	63,200
May 2008	$.84	$.56	$.65	25,500
June 2008	$.73	$.51	$.51	35,100
July 2008	$.58	$.38	$.38	30,200
August 2008	$.45	$.35	$.40	24,500
September 2008	$.45	$.27	$.30	49,800

Trading Price and Volumes on TSE

Month	High	Low	Close	Avg. Daily Volume
September 2008	$.45	$.27	$.30	49,800
October 2008	$.32	$.19	$.19	42,300
November 2008	$.21	$.12	$.12	80,500
December 2008	$.15	$.11	$.11	68,200

DIRECTORS AND OFFICERS

Name, Occupation and Security Holdings

The following table sets out information regarding the name and occupation of the Company's directors and officers.

Name, Province or State and Country of Residence and Position Held with the Company	Principal Occupation or Employment During the Past Five Years	Periods during which served as a director of the Company
MARK JARVIS(2)(3) West Vancouver, BC, Canada DIRECTOR AND CHIEF EXECUTIVE OFFICER

CEO for the Company from January 2004 to present; president and a director of Gemini Energy Corp. from November 1996 to January 2003; director of Ultra Petroleum Corp. from October 1996 to August 1999; broker with Pacific International Securities Ltd. from January 1991 to October 1996.

January 9, 2004 to present.
GEORGE SOOKOCHOFF(1) Vancouver, BC, Canada DIRECTOR	Director of Hard Creek from 2003 to present; self- employed since 1983 as a Computer and Graphics Consultant.	November 23, 2008 to present.
TOM MILNER(1) Williams Lake, BC, Canada DIRECTOR	Director of the Company from 2007 to present; President of Corriente Resources from October 2005 to December 2007; COO and a director of Taseko Mines Limited from July 1994 to September 2005.	October 9, 2007 to present.
LYLE DAVIS(1)(2)(3) North Vancouver, BC, Canada DIRECTOR

Director of the Company from June 2004 to present and Chairman of the Board of Directors from July 2008 to present; director of Condor Resources Inc. from February 2004 to present; principal of Ellardee Group Capital Inc. from June 1999 to present; general manager of Pacifico Cotton & Rayon Converters Inc. from September 2005 to September 2007; manager at Ernst & Young Corporate Finance Inc. from January 1999 to May 1999.

June 11, 2004 to present.
BRIAN FIDDLER(3) New Westminster, BC, Canada CONTROLLER AND CHIEF FINANCIAL OFFICER

CFO of the Company from 2004 to present; CFO for Pluris Group from May 2005 to January 29, 2008; CFO and a director of Luna Technologies International Inc. from April 2003 to January 2004; self-employed professional accountant and financial consultant from March 1992 to present.

Officer only.
NEIL FROC(3) Lindell Beach, BC, Canada EXECUTIVE VICE PRESIDENT

Executive Vice-President of the Company from 2006 to present; President of Mountain Geoscience Inc. from November 2000 to June 2006; engineer for Terra Eng. Ltd. from March 1998 to November 2000; engineer for Prettys Timber Ltd. from June 1996 to March 1998.

Officer only.

Name, Province or State and Country of Residence and Position Held with the Company	Principal Occupation or Employment During the Past Five Years	Periods during which served as a director of the Company
LESLIE YOUNG(3) Richmond, BC, Canada CORPORATE SECRETARY	Corporate Secretary for the Company from February 2004 to present; administrative assistant with Raymond James Ltd. from December 1999 to February 2004; administrative assistant with Pacific International Securities Ltd. from 2003 to 2004; administrative assistant with Levesque Securities form 1996 to 2003.	Officer only.

Notes:

(1)	Member of the Audit Committee.

(2)	Member of the Litigation Committee.

(3)	Member of the Disclosure Committee.

All of the directors serve until the next Annual General Meeting of the shareholders or until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal. Officers of the Company serve at the discretion of the board of directors, and are appointed to serve until the first board of directors meeting following the annual general meeting of shareholders.

As at the end of the most recently completed financial year, the directors and officers as a group owned beneficially, directly or indirectly, an aggregate of 4,460,124 common shares representing 7.4 % of the issued and outstanding common shares of the Company as of the date of this annual information form. The directors and officers also hold, as a group, 3,237,500 stock options, which if exercised, would increase the beneficial ownership of the directors and officers, as a group to 12.1% of the Company's issued and outstanding common shares as of the date of this annual information form.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Company is, or within the 10 years before the date of this annual information form has been, a director, CEO or CFO of any company that, while that person was acting in that capacity:

(a)	was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(b)

was subject to an event that resulted, after the director or executive officer ceased to be a director, CEO or CFO, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days.

Within the 10 year period before the date of this annual information form, none of the directors or officers of the Company or shareholders holding sufficient shares to materially affect the control of the Company, or any personal holding companies of any such persons, has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his, her or its assets; or has been a director or executive officer of any company that, while the person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

PROMOTERS

Not applicable.

TRANSFER AGENTS AND REGISTRARS

The Company's registrar and transfer agent is:

Computershare Investor Services
510 Burrard Street, 3rd Floor
Vancouver, BC V6C 3B9

The registers of transfer of the Company's common shares are located in Toronto, Ontario, Canada and Vancouver, British Columbia, Canada.

MATERIAL CONTRACTS

Listed below are the material contracts of the Company entered into during the most recently completed financial year, or material contracts entered into before the most recently completed financial year which are still in effect. Other than the contracts listed below, the Company did not enter into any material contracts outside the ordinary course of business since the commencement of the most recently completed financial year.

1.

The Company entered into a listing agreement with the Toronto Stock Exchange dated August 15, 2008. Pursuant to this agreement, the Company agreed to comply with all TSE requirements applicable to listed companies.

2.	The Company entered into an agreement with Edward Beswick, P.Eng. dated effective October 29, 2008 for engineering consulting services.

3.	The Company entered into an agreement with Hoffert Processing Solutions Inc. dated effective October 1, 2008 for project development consulting services.

4.

The Company entered into an agreement with Claude Bisaillon, P.Eng. dated effective August 1, 2007 for geological engineering consulting services. Mr. Bisaillon became a full-time employee of the Company on March 1, 2008

5.

The Company entered into an agreement with Tom Milner dated effective March 27, 2007 for mining engineering consulting services. This agreement was amended on October 9, 2007 to reflect Tom Milner's appointment to the board of directors.

6.	The Company extended its agreement with O&M Partners LLC on May 12, 2008 for a term of one year for investor relations services.

7.	The Company entered into an agreement with D.J. Drilling (2004) Ltd. on May 9, 2008 for surface drilling services.

INTERESTS OF EXPERTS

Names of Experts and Interests of Experts:

Certain information relating to the Company's mineral properties in this annual information form has been derived from the technical report titled "Hard Creek Nickel Corporation Turnagain Nickel Project, British Columbia, NI 43-101 Technical Report on Preliminary Assessment" prepared by Greg Kulla, P. Geo., Gerrit Vos, P. Eng. and Ignacy Lipiec, P. Eng. all of AMEC Americas Limited and has been included in reliance on such persons' expertise. Each of Greg Kulla, Gerrit Vos and Ignacy Lipiec is a qualified person as such term is defined in National Instrument 43-101 and is independent from the Company. None of Greg Kulla, Gerrit Vos and Ignacy Lipiec hold, received or will receive a direct or indirect interest in the securities or other property of the Company or of any associate or affiliate of the Company.

Certain information relating to drilling results, resource estimates, and Turnagain mill flow sheet design in the Company's disclosure during, or related to, the most recently completed financial year was prepared by, or derived from information prepared by Neil Froc, P.Eng. (Executive Vice-President of the Company), Greg Kulla, and John Hoffert, P.Eng. of Hoffert Processing Solutions Inc. Each of Neil Froc and John Hoffert is a qualified person as such term is defined in National Instrument 43-101 and are considered not independent, as they both received options to purchase common shares of the Company.

Dale Matheson Carr-Hilton LaBonte LLP is the auditor that prepared the auditor's report on the Company's audited consolidated financial statements for the fiscal year ended December 31, 2008.

AUDIT COMMITTEE

Audit Committee Charter

The Company's audit committee is governed by an audit committee charter, the text of which is attached as Appendix B.

Composition of the Audit Committee

The Company's audit committee is comprised of three directors, Lyle Davis, George Sookochoff and Tom Milner. As defined in National Instrument 52-110 Audit Committees ("NI 52-110"), all three audit committee members are "independent" and "financially literate".

Relevant Education and Experience

Lyle Davis earned a Bachelor of Applied Science from Queen's University and an M.B.A. with a finance major from the University of B.C. He has over twenty years experience in the public markets, including several years as a corporate finance associate, during which time he conducted due diligence on numerous public companies, including analysis of their financial statements and internal controls. Mr. Davis also serves as a director and audit committee member of Condor Resources Ltd., a TSX Venture Exchange listed company. He has previously served as the President of a public company for several years.

George Sookochoff has been involved in the natural resource industry for the past 25 years. Mr. Sookochoff also serves as the President, CEO and a director of International PBX Ventures Ltd., a TSX

Venture Exchange listed company. Mr. Sookochoff has a degree in Business Administration from the University of British Columbia and has been an owner/operator of his own consulting firm for 25 years. Mr. Sookochoff is financially literate due to over 25 years of experience in operating his own business and providing consulting services to the mining industry.

Tom Milner has been involved in the mining industry for the past 35 years. Mr. Milner graduated with a Bachelor of Civil Engineering degree from Carleton University in Ottawa and a Masters of Mining Engineer degree from McGill University in Montreal, which was an MBA oriented degree. Mr. Milner has held various senior positions with mineral operating and development companies, most recently as President of Corriente Resource, a TSE listed mining exploration and development company, and Chief Operating Officer of Taseko Mines Limited.

Reliance on Certain Exemptions

Since the commencement of the Company's most recently completed financial year, the Company has not relied on the exemptions contained in Sections 2.4, 3.2, 3.3(2), 3.4, 3.5, 3.6, 3.8 or 8 of NI 52-110.

Audit Committee Oversight

Since the commencement of the Company's most recently completed financial year, the Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

External Auditor Service Fees

The fees billed to the Company by its auditor during the Company's most recently completed financial year, by category, are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
December 31, 2008	$35,000	$8,000	Nil	Nil
December 31, 2007	$35,000	$8,000	Nil	Nil

(1)	"Audit fees" means fees billed by the Company's external auditor for services provided in auditing the Company's annual financial statements for the subject year.

(2)

"Audit-related fees" are fees not included in the fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit review of the Company's financial statements.

(3)	"Tax fees" are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning.

(4)	"All other fees" are fees billed by the auditor for products and services not included in the foregoing categories.

ADDITIONAL INFORMATION

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans is contained in the Company's Management Information Circular dated Mary 23, 2008 prepared in respect of the annual general and special meeting held on June 27, 2008. Additional financial information is also provided in the Company's comparative consolidated financial statements for the year ended December 31, 2008 and in the Company's Management Discussion and Analysis.

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

For additional copies of this Annual Information Form please contact:

Hard Creek Nickel Corporation
Suite 1060, 1090 West Georgia Street
Vancouver, BC Canada V6E 3V7
Telephone: (604) 681-2300
Fax: (604) 681-2310

APPENDIX A - SUMMARY FROM THE TURNAGAIN REPORT

Hard Creek Nickel Corporation (HCNC) holds a 100% interest in the Turnagain nickel property situated 70 kilometers east of Dease Lake in northern British Columbia (BC). The property consists of two legacy 4-post mineral claims, twenty 2-post claims and fifty-two cell mineral claims covering an area of approximately 29,370 hectares (293 square kilometers) centered on Turnagain River. Primary access to the property is by helicopter from Dease Lake. An airstrip at the property was lengthened to 900 meters in 2007 and is used to service the camp. A road from Dease Lake is used to convey heavy equipment to the project area but is not suitable for regular traffic.

This report, prepared at the request of HCNC, is based on discussions with company personnel, records of recent exploratory work provided by the company, information readily available in the public domain, previous technical reports prepared by N.C. Carter on the 2003 and 2004 exploration programs dated 21 April 2004 and 15 June 2005, and metallurgical testwork conducted by Process Research Associates (PRA) from 2004 to 2006. This Preliminary Assessment (PA) also relies on a Scoping Report and a PA prepared by AMEC in June 2006 (AMEC, 2006). Two of the authors, Greg Kulla and Gerrit Vos, conducted a site inspection of the property between 18 and 22 June 2007.

The first mineral claims in the area of the current Turnagain property were staked in 1956. Exploratory work since 1966, carried out by a number of operators including HCNC involved geological mapping, geophysical and geochemical surveys and more than 58,797 m of diamond drilling in 248 holes by 25 September 2007. HCNC will have completed an additional 16,700 m of drilling in 23 holes by the end of the 2007 drill season.

Nickel mineralization on the Turnagain property is associated with a zoned, Alaskan-type ultramafic body within Palaeozoic metasedimentary and lesser metavolcanic rocks adjacent to the faulted terrane boundary between the North America cratonic margin and accreted Quesnel terrane. The Turnagain ultramafic body hosting mineralization is elongate in a north westerly direction and measures 8 x 3.5 km. The mineral resources discussed in this report lie within the Horsetrail, Duffy and Hatzl zones and cover an area approximately 2.2 km long and 0.8 km wide in the southeast area of the Turnagain ultramafic body. Disseminated nickel and iron sulphides, predominantly pentlandite and pyrrhotite are preferentially hosted by wehrlite and dunite and serpentinized equivalents. Massive, semi-massive and sulphide matrix breccias have been noted in several surface showings and over restricted intervals in drill core within the Horsetrail zone.

Sulphide mineralization encountered in drill holes consists of between 1% and 5% disseminated blebs which locally coalesce to form net-textured sulphides. Most of the holes drilled contain nickel values of ≥0.10% over entire hole lengths, within which are intervals of 10 to several hundred metres of enhanced nickel values of greater than 0.20% . Nickel is the principal commodity of interest; copper and cobalt values average 0.05% and less than 0.02% respectively. Combined platinum and palladium values are generally less than 100 parts per billion.

Analytical studies indicate that between 60% and 90% of the nickel values are present in the form of sulphide minerals with the remainder occurring in crystal lattices of the silicate mineral olivine. Only the sulphide minerals can be considered recoverable into a saleable product. This is a critical issue for deposits of this type, because of the need to obtain accurate estimates of the nickel that can be recovered by established metallurgical methods. Therefore this study estimates resources, cut-off grades and mined grades in terms of nickel sulphide. The nickel sulphide determination has been performed by an ammonium-citrate-hydrogen-peroxide analysis (AC-Ni).

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The ammonium citrate hydrogen peroxide is a partial extraction method believed to be selective at dissolving nickel from sulphide mineral species while leaving nickel in silicates undissolved. Partial digestions have poorer precision than total digestions, and poorer precision of assay results can conceal bias. In this case, based upon comparison with metallurgical testwork, the uncertainties of the partial digestion for estimating sulphide nickel are less than those obtained using a combination of rock type and total nickel and therefore the partial digestion approach provides a more reliable estimate of "recoverable" nickel for resource modeling purposes.

The AC-Ni analysis method could partially leach nickel from some silicate minerals which would result in an overestimation of recoverable nickel from low sulphide bearing rock types such as dunite. Careful petrographic work is recommended to establish whether any silicate nickel is being reported as part of the AC-Ni analysis. As a precautionary step the resources are reported in terms of NiS, a calculated value determined according to the following formulae:

  NiS = AC-Ni if Sulphur ≥0.2%
  NiS = 0 if Sulphur <0.2%

This precaution may cause an underestimation of the grade of the nickel resource if the sulphur assays have a low bias and if silicate nickel is not leached. The underestimation could be large enough to materially impact the resource estimation grade, but limits the possibility that an overestimation of the nickel resource grade will occur.

Total Digestion nickel (TD-Ni), AC-Co, Mg, and S were also interpolated in the resource model.

HCNC have used CANMET standard reference materials to support their AC-Ni nickel analyses. The CANMET certification is from 1974 and was not completed through a multi-lab round robin program. HCNC have initiated a new multi-lab round robin for the CANMET standards and for standards prepared with core from the property. Results for this round robin program are pending. The results of this round robin program should be examined to determine the affect on the confidence of the AC-Ni analyses.

The 2007 mineral resource estimate as at 25 September 2007 is based on a revised and expanded geologic interpretation of the Horsetrail zone and peripheral area. A significant difference between this estimate and previous estimates is the use of geological domains to constrain grade interpolation in the model. Previous models, which used grade shells without the benefit of a lithologic model, showed conditional bias and local excessive smoothing. The use of lithologic domains in this model has decreased both conditional bias and smoothing relative to previous models.

Modeling consisted of grade interpolation by Ordinary Kriging (OK) in three zones. The Horsetrail and Northwest zones were interpolated as one zone and the Duffy and the Hatzl zones were treated as separate zones. The search strategy employed ellipsoids with long axes increasing from 80 m to 200 m to 400 m. A minimum of 3 composites from at least 2 drill holes was required to interpolate a block grade.

Using a 0.10% NiS cut-off, the Turnagain Nickel deposit has an estimated open-pit resource as at 25 September 2007 of 489 Mt of Measured and Indicated Resources at 0.163% NiS and an additional 560 Mt of Inferred Resources at 0.152% NiS (Table 1-1). The resource tonnage is extremely sensitive to the cutoff grade. If the cut-off is increased from 0.10% to 0.16% NiS, the Measured and Indicated tonnage decreases by 50% and the contained metal decreases by 40%. These resources are based on the assumption of concentrate production on site with off-site smelting and refining.

In accordance with CIM best practice guidelines, namely the reporting of mineral resources which have a reasonable prospect of economic extraction, the classified resources of this model were constrained in a

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Lerchs-Grossman optimized pit using Whittle software. The parameters considered when constraining the resources are listed in Table 1-2.

This resource estimate was used in a PA of the Turnagain nickel deposit. The PA is preliminary in nature, includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PA will be realized. The results depend on inputs that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here.

The PA addressed initial pit resources and design, evaluated two processing methods, reviewed tailings and waste considerations, reviewed ancillary and infrastructure requirements, and proposed a project execution plan. Through this work it was concluded that hydrometallurgical processing of concentrate on site was more economically viable than the saleable concentrate option.

Table 1-1: Resource Estimate, Effective Date 25 September 2007
NiS Cut-off	Tonnage	NIS	AC_NI	NI_TOT	AC_CO
(%)	(kt)	(%)	(%)	(%)	(%)
Measured
>0.20	20,709	0.252	0.258	0.300	0.014
>0.18	27,056	0.237	0.244	0.287	0.013
>0.16	34,858	0.222	0.230	0.274	0.013
>0.14	43,417	0.208	0.218	0.263	0.012
>0.12	52,099	0.195	0.207	0.255	0.012
>0.10	59,464	0.184	0.199	0.250	0.011
Indicated
>0.20	68,714	0.229	0.237	0.274	0.014
>0.18	127,918	0.211	0.220	0.256	0.013
>0.16	196,928	0.195	0.206	0.244	0.013
>0.14	277,330	0.181	0.194	0.233	0.012
>0.12	361,855	0.169	0.183	0.224	0.012
>0.10	429,688	0.160	0.175	0.218	0.012
Total Measured & Indicated
>0.20	89,423	0.234	0.242	0.280	0.014
>0.18	154,974	0.216	0.224	0.261	0.013
>0.16	231,786	0.199	0.209	0.248	0.013
>0.14	320,747	0.184	0.197	0.237	0.012
>0.12	413,954	0.172	0.186	0.228	0.012
>0.10	489,152	0.163	0.178	0.222	0.012
Inferred
>0.20	36,351	0.223	0.225	0.253	0.014
>0.18	116,654	0.200	0.203	0.238	0.013
>0.16	220,231	0.186	0.190	0.228	0.012
>0.14	329,470	0.174	0.181	0.219	0.012
>0.12	448,321	0.162	0.172	0.210	0.011
>0.10	560,052	0.152	0.164	0.204	0.011
Note: Mineral resources are not mineral reserves and do not have demonstrated economic viability

Table 1-2: Parameter Assumptions for Lerchs-Grossman Optimized Pit Constraining Resources As Reported in Table 1-1
Items	Assumptions
Mining Method	Best case open-pit
Mining Cost	CDN$1.40/t
Recoveries	Variable (average 75%)
Process Method	On-site concentrate; off-site smelting and refining
Process Cost and General and Administrative Costs	CDN$5.08/tonne processed
Nickel Metal Price	US$8.25/lb
Treatment Costs/Refining Costs	US$3.12/lb

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The contained tonnes and grades resulting from the assessment assuming the hydrometallurgical option are 517 Mt at 0.160% NiS or 0.218% TD-Ni (Table 1-3). This resource was constrained in a Lerchs-Grossman optimized pit with a 100m setback from the Turnagain River, and includes 170 Mt of material in the Inferred category. The parameters considered when constraining the resources are listed in Table 1-4.

Table 1-3: Tonnes and Grades Contained in Ultimate Pit Shell
NiS >0.10% , undiluted in pit resources	Mill Feed	AC_NI	NIS	NI_TOT	AC_CO
in ultimate pit shell	(kt)	(%)	(%)	(%)	(%)
Measured	56,611	0.203	0.187	0.252	0.012
Indicated	290,871	0.176	0.164	0.222	0.010
Measured + Indicated	347,482	0.181	0.167	0.227	0.010
Inferred	169,941	0.155	0.145	0.199	0.010
Note: Mineral resources are not mineral reserves and do not have demonstrated economic viability

Table 1-4: Inputs to L-G Shells
Items	Unit		Assumptions
Mining Cost	CDN$/t mined	1.40
Process + G&A	Costs CDN$/t milled	7.94
Ni Price	CDN$/lb	7.89	based on US$7.50/lb
Selling Cost	CDN$/lb	0.00	all transport costs included in G&A
Exchange Rate	US$/CDN$	0.95
Nickel Recovery	Average %	65

The Turnagain mineralization is planned to be processed through an on-site concentrator and hydrometallurgical process facility that will produce nickel, cobalt and copper precipitation products. The nominal milling rate will be 50,000 t/d. The process plan is as follows. Run-of-mine (ROM) open pit mineralization will be crushed in a gyratory crusher. The crushed mineralization will be processed by means of a fine crushing circuit in combination with ball mill grinding, followed by rougher flotation, conventional cleaning, regrind, column cleaner flotation, and dewatering, to produce a nickel-cobalt-copper concentrate to be stored in holding tanks. The concentrate will be finely reground and then pressure oxidized in an autoclave. Leaching of the copper, cobalt and nickel will follow with precipitation of copper, cobalt and nickel occurring sequentially.

Three products are planned to be produced; copper sulphide, nickel hydroxide, and cobalt hydroxide. These products are expected to be trucked to the Port of Stewart for shipment to smelters. The truck haulage of concentrate is assumed to be contracted out. Tailings from the process will be impounded in a tailings pond; water will be reclaimed from the tailings pond and re-used in the process.

Saleable product is expected to be paid for on the basis of 85% for nickel contained in nickel hydroxide and 80% for cobalt in cobalt hydroxide and copper in copper sulphide.

It should be noted that there are a variety of issues related to the production of saleable products by concentration and subsequent hydrometallurgical processing that represent a risk to the project and will have to be addressed in future work.

Mining optimization studies were performed, considering the proximity of the Turnagain River, on Measured, Indicated and Inferred Resources within the Main Zone, with two process method options in mind (saleable concentrate vs. hydrometallurgical process).

The hydrometallurgical process was considered to be the optimal process method, based on these studies. AMEC optimized the Main deposit with nickel sulphide and cobalt in order to quantify the additional potential when considering revenue from cobalt. When compared to using only NiS, the additional

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tonnage was approximately 20 Mt. As this is a relatively small tonnage, and only preliminary recovery information for cobalt was available, it was decided to limit all further optimizations to NiS only.

A preliminary overall pit slope angle, including ramps, of 45° was used in mine planning as the rock is expected to be generally competent. Two pits were designed, which join towards the surface and have several common benches. The bench advance is reasonable and varies from 4 to 12 per year, to be mined by two loading units and a spare wheel loader. The mine plan considers a minimum mining width of 50 m, a total mine life of 29 years, and a production rate of 35 Mt/a. Maximum haul distance from pit to plant was 1 km. The area between the crusher and plant location and the proposed tailings storage facility was Indicated for the waste dump and low-grade stockpile locations.

Pit 47 of the 91 pits run was considered to be the base case, with a revenue factor of 0.76. In order to assess the impact of using Inferred material in this PA, AMEC undertook an additional optimization process using the same set of parameters, allowing only material classified as Measured or Indicated to be considered as mill feed. The mill feed tonnage is about 40% less when not considering the Inferred material.

The results of the economic analysis that follow represent forward-looking information as defined under Canadian securities law. Forward-looking information in this analysis includes, but is not limited to, statements regarding future mining and mineral processing plans, rates and amounts of metal production, operating and capital costs, tax and royalty terms, smelter and refinery terms, the ability to finance the project, and metal price forecasts.

The total estimated capital cost to design and build the Turnagain Project described in this report is CDN$1,381 million. Total operating costs are estimated at CDN$9.43 per tonne milled. Sustaining capital for the project over 29 years is CDN$173.5 million. Costs are summarized in Table 1-5.

Table 1-5: Summary, Capital and Operating Costs
Cost
Area	(CDN$M)
Capital Cost Type
Direct Costs
Mining	116.3
Site Development	66.2
Main Process Facilities	390.9
Hydromet Plant & Reagent Services	106.0
Ancillary Buildings & Facilities	66.7
Tailings Facility	44.0
Total Direct Costs	792.3
Indirect Costs
Owner's Cost	79.2
Construction Indirects	64.7
Engineering, Procurement & Construction Management	95.1
Construction Camp & Catering	32.4
Capital Spares	22.0
Freight	38.5
Start-up & Commissioning Allowance	6.5
Total Indirect Costs	338.4
Contingency	249.9
Total Capital Cost Estimate	1,380.6
Cost
Area	(CDN$/t)
Operating Cost Type
General & Administration (G&A)
G&A Labour	0.14
Direct	0.29

A5

Total G&A	0.43
Mining	1.40
Processing
Process Labour	0.59
Consumables	5.59
Power	1.37
Miscellaneous	0.06
Total Process	7.60
Total Operating Cost Estimate	9.43

The financial base case assumed metal prices of US$7.50/lb for Ni, US$11.00/lb for Co, US$1.40/lb for Cu, and an exchange rate of US$0.95 = CDN$1.00. The base case assumed a net smelter return (NSR) of CDN$18.52/t and operating costs of CDN$9.43/t, for a margin of CDN$5.47/t. Using a 100% equity basis, the internal rate of return (IRR) was estimated at 12.2%, and payback in 6.4 years. A summary of the base case is included as Table 1-6.

Table 1-6: Base Case
Item
Base Case Assumptions	Nickel Price	US $ 7.50/lb
	Cobalt Price	US $11.00/lb
	Copper Price	US $ 1.40/lb
Resources at 0.10% NiS Cut-Off	Measured and Indicated	489 Mt @ 0.163 % NiS and 0.012% Co
	Inferred	560 Mt @ 0.152 % NiS and 0.011% Co
Mining/Production	Strip Ratio	0.44:1
	Annual Throughput	18 Mt
	Daily Production Rate	50,000 t
	Overall Mineralization Milled	516.6Mt @ 0.160 % NiS and 0.011% Co
	Metallurgical Recoveries	73.6% Ni Overall Recovery
66.5% Co Overall Recovery
	Average Annual Production	20,397 t Ni in nickel hydroxide
1,301 t Co in cobalt hydroxide
Capital Cost		CDN$1.38
Operating Cost		CDN$9.43
Life of mine		29 years
Payback		6.4 years

Cumulative cash flow was estimated at CDN$2,828 million. The base case net present value (NPV) ranged from CDN$954 million at NPV 5% discount to CDN$-172 million at NPV 15% discount. NPV was also estimated for a range of cases at different metal prices (Table 1-7).

Table 1-7: NPV Range
Parameter	BaseCase	2	3	4	5	6	7	8	9
Commodity Prices (US$/lb)
Nickel Prices	7.50	5.25	6.00	6.75	8.25	9.00	9.75	12.00	14.00
Cobalt Prices	11.00	7.70	8.80	9.90	12.10	13.20	14.30	34.00	14.00
Copper Prices	1.40	0.98	1.12	1.26	1.54	1.68	1.82	3.15	3.00
NPV
%IRR	12.2	N.A.	4.8	8.8	15.3	18.3	21.1	31.8	34.9
Cumulative net cashflow ($M)	2,828	(80)	889	1,859	3,797	4,767	5,736	9,905	10,819
5% discount (CDN$M)	954	(511)	(22)	466	1,443	1,931	2,419	4,484	4,991
8% discount (CDN$M)	422	(629)	(279)	72	773	1,123	1,474	2,945	3,324
10% discount (CDN$M)	187	(679)	(390)	(102)	476	764	1,053	2,258	2,578
12% discount (CDN$M)	13	(713)	(471)	(229)	255	497	738	1,745	2,018
15% discount (CDN$M)	(172)	(744)	(553)	(362)	19	210	401	1,191	1,412

A6

Some of the key technical risks include, but are not limited to:

  changes in government and changes in regulations affecting the ability to permit and operate a mining operation; discussions with stakeholders that may be impacted by any proposed mining operation are at a very early stage.

  the fact that mineral resources are estimates based on limited sampling data, interpretation of geology and assumptions applied that may change with increased exploration, development and mining.

  proximity to the Turnagain River, which may require a deeper setback than 100 m, negatively impacting resources.

  actual mining and metallurgical recoveries that may be achieved; there are a variety of issues related to the production of saleable products by concentration and subsequent hydrometallurgical processing that represent a risk to the project and will have to be addressed in future work.

  variations in operating and capital costs

  provision of power

  future metal prices may change from those used in the economic model; the project is very sensitive to metal prices.

A three-discipline approach, involving geology, mining and metallurgy is recommended for future work on the Turnagain project. The programs total CDN$1.08 million and are estimated to take about 6 to 9 months to complete. Once the data from these programs are available, have been evaluated, and indicate that additional work is warranted, HCNC should consider completing a pre-feasibility level study on the project.

A7

APPENDIX B - AUDIT COMMITTEE CHARTER

Overall Purpose and Objectives

  The audit committee will assist the board in fulfilling its oversight responsibilities.

  The audit committee will review the quarterly and annual financial statements, including the MD&A, prior to the presentation of the statements to the board.

  The audit committee will review the company's internal financial reporting system and the audit process, and make recommendations to the board as required.

  In performing its duties, the committee will maintain effective working relations with the board of directors, the management, and the external auditors.

  Each committee member will obtain an understanding of the committee's responsibilities, and their responsibilities as committee members.

Authority

  The board authorizes the audit committee, within the scope of its responsibilities, to:
1.	Seek any information it requires from any employee (and all employees are directed to co-operate with any request made by the audit committee).
2.	Ensure the attendance of company officers at meetings as appropriate.
3.	Obtain outside legal or other professional advice.

  The audit committee shall recommend to the board their choice for auditor, and the compensation of the auditor 1 .

  The auditor shall report directly to the audit committee 2 .

  The audit committee shall pre-approve any non-audit services to be provided by the auditor 3 .

Organization

  The audit committee will consist of (3) members, of which (2) will be independent.

  Members will be appointed for a (1) year term.

  The chairman of the audit committee will be nominated by the board.

  A quorum for any meeting will be (2) members.

[1] Mandatory requirement under Multilateral Instrument 52-110, Audit Committees.
[2] Same.
[3] Same.

B1

Organization (continued)

  The secretary of the audit committee will be the company secretary.

  Meetings will be held not less than (4) times a year. Special meetings may be convened as required.

  The meetings will be minuted.

  The auditor may convene a meeting if they consider it necessary.

  The auditor will be invited to at least (1) meeting a year, and invited to make presentations as required.

Roles and Responsibilities - Financial Statements

  Review the financial statements and determine whether they are complete and consistent with the information known to the committee members.

  Review the financial statements with respect to appropriate accounting principles.

  Meet with management to review the statements.

  Review the management discussion and analysis to ensure it is understandable and consistent with their knowledge of the financial statements.

Roles and Responsibilities - Annual Audit

  Review the auditor's proposed audit scope, and ensure there are no unreasonable restrictions or limitations on the scope.

  Consider the independence of the auditor by reviewing any other services they provide the company (tax, consulting, etc.).

  Meet with management and the auditors to review the results of the audit.

  Review the performance of the auditors.

  Make recommendations to the board regarding the reappointment of the auditor.

  Meet separately with the auditor to discuss any matters that the committee or the auditors believe should be discussed privately.

  Ensure that significant findings and recommendations made by the auditors are brought to the attention of the full board.

B2

  Ensure that management responds to the recommendations from the auditor.

Roles and Responsibilities - Other

  Ensure the board is aware of matters which may significantly impact the financial statements or affairs of the company.

  If necessary, institute special investigations and if deemed necessary, hire special counsel or experts to assist.

  Review and update the charter, and have changes approved by the board.

  Establish procedures for the confidential submission by employees with respect to questionable accounting practices4 .

  Establish procedures with respect to the treatment of complaints received by the company regarding accounting or auditing matters5 .

[4] Mandatory requirement under Multilateral Instrument 52-110, Audit Committees.
[5] Same.

B3